Exhibit 99.1

Enerplus Announces First Quarter 2020 Results

All financial information contained within this news release has been prepared in accordance with U.S. GAAP, except as noted under "Non-GAAP Measures". This news release includes forward-looking statements and information within the meaning of applicable securities laws. Readers are advised to review the "Forward-Looking Information and Statements" at the conclusion of this news release. A full copy of Enerplus' First Quarter 2020 Financial Statements and MD&A are available on the Company's website at www.enerplus.com, under its SEDAR profile at www.sedar.com and on the EDGAR website at www.sec.gov.

CALGARY, May 8, 2020 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX & NYSE: ERF) today announced financial and operating results for the first quarter of 2020. The Company reported first quarter 2020 cash flow from operating activities of $122.7 million and adjusted funds flow of $113.2 million. First quarter net income was $2.9 million, or $0.01 per share and adjusted net income was $21.1 million, or $0.09 per share.

HIGHLIGHTS

  Achieved first quarter production of 98,209 BOE per day, including liquids of 54,390 barrels per day
  Maintained low financial leverage; net debt to adjusted funds flow ratio was 0.8 times at quarter-end
  Strong liquidity with cash of $142 million and an undrawn US$600 million bank credit facility at quarter-end
  Robust commodity hedging position with forecast hedging gains of approximately $150 million in 2020, based on recent forward strip oil prices
  Solid execution resulted in an 11% reduction to well costs year to date in North Dakota, compared to 2019
  Lower expected run rate cash costs driven by workflow improvements and reduced cash compensation for Enerplus' Board of Directors, executives and employees
  Significant operational flexibility to reduce production levels to protect against selling oil at negative margins and preserve shareholder value
  Advantaged position for future capital deployment with 27 net drilled uncompleted wells in inventory in North Dakota

"Under extremely challenging conditions, Enerplus delivered a solid operational quarter which has left the company well positioned to navigate the ongoing market uncertainty," commented Ian C. Dundas, President and Chief Executive Officer of Enerplus. "We remain focused on protecting our people and supporting our communities, while delivering strong safety and operational performance across our business. The decisive actions we have taken over the last few months to reduce spending and lower our cost structure have enhanced our resilience. The resourcefulness of our people has been key to our ability to respond quickly."

RESPONSE TO COVID-19

In response to the coronavirus ("COVID-19") pandemic, Enerplus introduced additional measures to enhance employee and community safety, while ensuring the continuity of its business. The Company directed all staff who are able to work from home to do so, and adopted new working practices through leveraging technology and strong collaboration. At its field operations, Enerplus implemented procedures to allow for effective physical distancing for employees and contractors. Enerplus' senior leadership team has been operating under a dedicated emergency response plan, including increased engagements with the Company's Board of Directors, to address short term needs and plan for longer term business continuity.

FIRST QUARTER SUMMARY

Production
Production in the first quarter of 2020 was 98,209 BOE per day, an increase of 11% compared to the same period a year ago, and 9% lower than the prior quarter. Crude oil and natural gas liquids production in the first quarter of 2020 was 54,390 barrels per day, an increase of 20% compared to the same period a year ago, and 9% lower than the prior quarter. The lower quarter-over-quarter production was due to the Company's 2019 investment profile with limited capital activity in the fourth quarter, along with Enerplus' decision to shut-in, abandon and reclaim its non-core natural gas asset at Tommy Lakes in Canada in the first quarter of 2020.

Financial Highlights
Enerplus reported adjusted funds flow for the first quarter of 2020 of $113.2 million compared to $168.8 million in the first quarter of 2019. The Company reported adjusted net income for the first quarter of 2020 of $21.1 million ($0.09 per share) compared to $72.5 million ($0.30 per share) in the first quarter of 2019. The year-over-year decrease in adjusted funds flow and adjusted net income was due to lower crude oil and natural gas prices in the first quarter of 2020.

Enerplus' first quarter 2020 realized Bakken oil price differential was US$5.26 per barrel below WTI, compared to US$3.25 per barrel below WTI in the first quarter of 2019. The wider Bakken differential was primarily a function of the year-over-year production growth in the basin. The Company's realized Marcellus natural gas price differential was US$0.38 per Mcf below NYMEX during the first quarter of 2020 compared to US$0.13 per Mcf above NYMEX in the first quarter of 2019. The wider year-over-year Marcellus differential was driven by low winter natural gas demand in the first quarter of 2020.

In the first quarter of 2020, Enerplus' operating costs were $8.84 per BOE, transportation costs were $3.95 per BOE and cash general and administrative expenses were $1.37 per BOE.

Exploration and development capital spending in the first quarter was $163.6 million. The Company also spent $2.5 million repurchasing 340,434 shares and paid $6.7 million in dividends during the first quarter.  As previously announced, Enerplus has suspended its share repurchase program given the deterioration in market conditions in order to prioritize the Company's financial strength and liquidity.

Enerplus ended the first quarter of 2020 with a strong balance sheet and significant liquidity. The Company had total debt of $656.7 million, cash of $142.1 million and was undrawn on its US$600 million bank credit facility. The Company's net debt to adjusted funds flow ratio was 0.8 times at quarter-end.

Asset Activity
Williston Basin production averaged 49,521 BOE per day (80% oil) during the first quarter of 2020, an increase of 27% compared to the same period a year ago, and 8% lower than the prior quarter. The Company drilled 18 gross operated wells (99% average working interest) and brought 11 gross operated wells (82% average working interest) on production during the first quarter.

The Company's operational performance in North Dakota has tracked ahead of expectations year to date. Drilling cycle times have averaged 11 days per well for 10,000 foot laterals (spud to rig release), with eight of the last 11 wells drilled in 10 days or less. This compares to Enerplus' 2019 average of 12.6 days per well. The Company's 2020 well completion operations have also outperformed expectations. Combined, this strong drilling and completion execution resulted in an average well cost of US$6.8 million year to date, an 11% reduction compared to the Company's 2019 average.

Marcellus production averaged 216 MMcf per day during the first quarter of 2020, an increase of 3% compared to the same period in 2019, and 7% lower than the prior quarter. The Company participated in drilling 15 gross non-operated wells (7% average working interest) and brought 10 gross non-operated wells (4% average working interest) on production during the quarter.

Canadian waterflood production averaged 8,209 BOE per day (94% crude oil) during the first quarter of 2020, a decrease of 12% compared to the same period in 2019, and 4% lower than the prior quarter. The Company drilled 10 producer/injector wells (100% working interest) at its Giltedge field in the first quarter.

OUTLOOK

Enerplus has taken proactive steps to preserve shareholder value as a result of the significant decline in crude oil prices. As previously announced, the Company has reduced its 2020 capital budget by 45%, to $300 million and lowered its cost structure through workflow improvements, vendor service cost reductions, project deferrals and reduced cash compensation for its Board of Directors, executives and employees.

Enerplus also began reducing production levels across its Williston basin and Canadian operations in April to protect against selling oil at negative margins. The Company's April production was approximately 91,500 BOE per day, including 49,700 barrels per day of crude oil and natural gas liquids, exceeding the Company's April outlook. In May, Enerplus began curtailing further production. Currently, the Company estimates that approximately 25% of its liquids volumes are curtailed, which excludes its recently completed seven-well pad in North Dakota that the Company has chosen not to produce until oil prices improve. Based on current regional pricing dynamics, Enerplus does not anticipate curtailing production beyond current levels through the rest of the second quarter.

Capital activity and production expectations in Enerplus' Marcellus natural gas position remain unchanged relative to the Company's original 2020 plans. Enerplus expects its Marcellus production to average approximately 185 to 200 MMcf per day through the remaining three quarters of 2020. The Company also expects its full year 2020 Marcellus natural gas price differential to average US$0.45 per Mcf below NYMEX.

Notwithstanding the potential variability in production levels in 2020 due to curtailments, the Company estimates its 2020 unit operating expenses will average approximately $8.25 per BOE, compared to its original forecast of $8.50 per BOE.

As previously announced, the Company has withdrawn its 2020 corporate guidance as a result of the significant ongoing uncertainty in oil prices.

Enerplus will remain disciplined with its production management and capital allocation during this period of heightened oil price volatility. The Company currently has 27 net operated drilled uncompleted wells in inventory in North Dakota enabling rapid future capital deployment.

Average Daily Production(1)

	Three months ended March 31, 2020
	Crude Oil (Mbbl/d)	Natural Gas Liquids (Mbbl/d)	Natural gas (MMcf/d)	Total Production (Mboe/d)
Williston Basin	39.8	4.6	30.8	49.5
Marcellus	-	-	216.0	36.0
Canadian Waterfloods	7.7	0.1	2.6	8.2
Other(2)	1.5	0.7	13.5	4.5
Total	49.0	5.3	262.9	98.2
(1) Table may not add due to rounding.
(2) Comprises DJ Basin and non-core properties in Canada.

Summary of Wells Drilled(1)

	Three months ended March 31, 2020
	Operated		Non-Operated
	Gross	Net	Gross	Net
Williston Basin	18	17.9	3	1.1
Marcellus	-	-	15	1.1
Canadian Waterfloods	10	10.0	-	-
Other(2)	5	4.4	1	0.0
Total	33	32.2	19	2.2
(1)	Table may not add due to rounding.
(2)	Comprises DJ Basin and non-core properties in Canada.

Summary of Wells Brought On-Stream(1)

	Three months ended March 31, 2020
	Operated		Non-Operated
	Gross	Net	Gross	Net
Williston Basin	11	9.0	7	1.9
Marcellus	-	-	10	0.4
Canadian Waterfloods	-	-	-	-
Other(2)	-	-	1	0.0
Total	11	9.0	18	2.2
(1) Table may not add due to rounding.
(2) Comprises DJ Basin and non-core properties in Canada.

PRICE RISK MANAGEMENT

Enerplus has an average of 24,800 barrels per day of crude oil hedged through financial derivative contracts for the remainder of 2020.

In addition to its financial derivative contracts, Enerplus has fixed physical differential sales agreements for approximately 13,000 barrels of oil per day at an estimated price of WTI less US$5.00 per barrel for the remainder of 2020.

Commodity Derivatives (As at May 7, 2020)

WTI Crude Oil (US$/bbl)(1)(2)
	Apr 1, 2020 –	Jul 1, 2020 –	Oct 1, 2020 –
	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020
Swaps
Volume (bbls/d)	9,500	7,000	—
Sold Swaps	$ 57.37	$ 36.02	—
Put Spreads(2)
Volume (bbls/d)	16,000	16,000	16,000
Sold Puts	$ 46.88	$ 46.88	$ 46.88
Purchased Puts	$ 57.50	$ 57.50	$ 57.50
Three Way Collars(2)
Volume (bbls/d)	—	5,000	5,000
Sold Puts	—	$ 48.00	$ 48.00
Purchased Puts	—	$ 56.25	$ 56.25
Sold Calls	—	$ 65.00	$ 65.00
(1) The sold puts on the put spreads settle annually at the end of 2020.
(2) The total average deferred premium on outstanding hedges is US$1.67/bbl from April 1, 2020 to December 31, 2020.

Q1 2020 CONFERENCE CALL DETAILS

A conference call hosted by Ian C. Dundas, President and CEO will be held at 9:00 AM MT (11:00 AM ET) today to discuss these results. Details of the conference call are as follows:

Date:	Friday, May 8, 2020
Time:	9:00 AM MT (11:00 AM ET)
Dial-In:	587-880-2171 (Alberta)
1-888-390-0546 (Toll Free)
Conference ID:	66390411
Audiocast:	https://produceredition.webcasts.com/starthere.jsp?ei=1301001&tp_key=869ca52830

To ensure timely participation in the conference call, callers are encouraged to join 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Replay Dial-In:	1-888-390-0541 (Toll Free)
Replay Passcode:	390411 #

SELECTED FINANCIAL RESULTS	Three months ended March 31,
	2020	2019
Financial (CDN$, thousands, except ratios)
Net Income	$2,876	$19,158
Adjusted Net Income(4)	21,089	72,458
Cash Flow from Operating Activities	122,739	108,951
Adjusted Funds Flow(4)	113,227	168,755
Dividends to Shareholders - Declared	6,670	7,162
Total Debt Net of Cash(4)	514,620	363,771
Capital Spending	163,625	160,793
Property and Land Acquisitions	2,256	3,025
Property Divestments	5,578	466
Net Debt to Adjusted Funds Flow Ratio(4)	0.8x	0.5x

Financial per Weighted Average Shares Outstanding
Net Income - Basic	$0.01	$0.08
Net Income - Diluted	0.01	0.08
Weighted Average Number of Shares Outstanding (000's) - Basic	222,357	238,922
Weighted Average Number of Shares Outstanding (000's) - Diluted	223,300	241,298

Selected Financial Results per BOE(1)(2)
Oil & Natural Gas Sales(3)	$31.96	$44.70
Royalties and Production Taxes	(8.16)	(10.48)
Commodity Derivative Instruments	3.69	1.32
Cash Operating Expenses	(8.84)	(8.75)
Transportation Costs	(3.95)	(3.92)
Cash General and Administrative Expenses	(1.37)	(1.55)
Cash Share-Based Compensation	0.31	(0.17)
Interest, Foreign Exchange and Other Expenses	(0.97)	(0.68)
Current Income Tax Recovery	—	0.69
Adjusted Funds Flow(4)	$12.67	$21.16

SELECTED OPERATING RESULTS	Three months ended March 31,
	2020	2019
Average Daily Production(2)
Crude Oil (bbls/day)	49,044	41,105
Natural Gas Liquids (bbls/day)	5,346	4,383
Natural Gas (Mcf/day)	262,913	258,568
Total (BOE/day)	98,209	88,583

% Crude Oil and Natural Gas Liquids	55%	51%

Average Selling Price (2)(3)
Crude Oil (per bbl)	$51.30	$66.56
Natural Gas Liquids (per bbl)	12.72	19.15
Natural Gas (per Mcf)	2.08	4.38

Net Wells Drilled	34	17
(1) Non-cash amounts have been excluded.
(2) Based on Company interest production volumes. See "Presentation of Production Information" below.
(3) Before transportation costs, royalties, and commodity derivative instruments.
(4) These non-GAAP measures may not be directly comparable to similar measures presented by other entities. See "Non-GAAP Measures" section in this news release.

	Three months ended March 31,
Average Benchmark Pricing	2020	2019
WTI crude oil (US$/bbl)	$46.17	$54.90
Brent (ICE) crude oil (US$/bbl)	50.96	63.90
NYMEX natural gas – last day (US$/Mcf)	1.95	3.10
USD/CDN average exchange rate	1.34	1.33

Share Trading Summary	CDN(1) - ERF	U.S.(2) - ERF
For the three months ended March 31, 2020	(CDN$)	(US$)
High	$9.55	$7.35
Low	$1.62	$1.15
Close	$2.07	$1.48
(1)	TSX and other Canadian trading data combined.
(2)	NYSE and other U.S. trading data combined.

2020 Dividends per Share	CDN$	US$(1)
First Quarter Total	$0.03	$0.02
(1)	CDN$ dividends converted at the relevant foreign exchange rate on the payment date.

Currency and Accounting Principles
All amounts in this news release are stated in Canadian dollars unless otherwise specified. All financial information in this news release has been prepared and presented in accordance with U.S. GAAP, except as noted below under "Non-GAAP Measures".

Barrels of Oil Equivalent
This news release also contains references to "BOE" (barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of natural gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

Presentation of Production Information
Under U.S. GAAP oil and gas sales are generally presented net of royalties and U.S. industry protocol is to present production volumes net of royalties. Under Canadian disclosure requirements and industry practice, oil and gas sales and production volumes are presented on a gross basis before deduction of royalties. All production volumes and oil and gas sales presented herein are reported on a "company interest" basis, before deduction of Crown and other royalties, plus Enerplus' royalty interest. All references to "liquids" in this news release include light and medium crude oil, heavy oil and tight oil (all together referred to as "crude oil") and natural gas liquids on a combined basis.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This news release contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "ongoing", "may", "will", "project", "plans", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: expected capital spending levels in 2020 and impact thereof on our production levels and land holdings; expected production volumes; expected operating strategy in 2020, including the proportion of Enerplus' production that may be curtailed and the effect of such curtailment on its properties, operations and financial position; the proportion of our anticipated oil and gas production that is hedged and the effectiveness of such hedges in protecting our adjusted funds flow; the results from our drilling program and the timing of related production; oil and natural gas prices and differentials, our commodity risk management program in 2020 and expected hedging gains; expectations regarding our realized oil and natural gas prices; expected operating costs; our anticipated shares repurchases under future normal course issuer bids; potential future asset and goodwill impairments, as well as relevant factors that may affect such impairments; the amount of our future abandonment and reclamation costs and asset retirement obligations; future environmental expenses; our future royalty and production and U.S. cash taxes; deferred income taxes, our tax pools and the time at which we may pay Canadian cash taxes; future debt and working capital levels and net debt to adjusted funds flow ratio and adjusted payout ratio, financial capacity, liquidity and capital resources to fund capital spending and working capital requirements; expectations regarding our ability to comply with debt covenants under our bank credit facility and outstanding senior notes; expectations regarding repayment of our outstanding senior notes, including sources of funds therefor; Enerplus' costs reduction initiatives and the expected cost savings therefrom in 2020; and the amount of future cash dividends that we may pay to our shareholders.

The forward-looking information contained in this news release reflects several material factors and expectations and assumptions of Enerplus including, without limitation: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; that lack of adequate infrastructure and/or low commodity price environment will not result in curtailment of production and/or reduced realized prices beyond our current expectations; current commodity price, differentials and cost assumptions; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve and contingent resource volumes; the continued availability of adequate debt and/or equity financing and adjusted funds flow to fund our capital, operating and working capital requirements, and dividend payments as needed; the continued availability and sufficiency of our adjusted funds flow and availability under our bank credit facility to fund our working capital deficiency; our ability to comply with our debt covenants; the availability of third party services; and the extent of our liabilities. In addition, our expected 2020 capital expenditures and operating strategy described in this news release is based on the rest of the year prices and exchange rate of: a WTI price of US$22.80/bbl, a NYMEX price of US$2.23/Mcf, and a USD/CDN exchange rate of 1.40. Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: continued instability, or further deterioration, in global economic and market environment, including from COVID-19; continued  low  commodity prices environment or further decline and/or volatility in commodity prices; changes in realized prices of Enerplus' products; changes in the demand for or supply of our products; unanticipated operating results, results from our capital spending activities or production declines; curtailment of our production due to low realized prices or lack of adequate infrastructure; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in our capital plans or by third party operators of our properties; increased debt levels or debt service requirements; inability to comply with debt covenants under our bank credit facility and outstanding senior notes; inaccurate estimation of our oil and gas reserve and contingent resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners and third party service providers; and certain other risks detailed from time to time in our public disclosure documents (including, without limitation, those risks identified in our MD&A, our Annual Information Form, our Annual MD&A and Form 40-F as at December 31, 2019).

The forward-looking information contained in this news release speaks only as of the date of this news release, and we do not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws.

NON-GAAP MEASURES

In this news release, we use the terms "adjusted funds flow", "adjusted net income", "net debt to adjusted funds flow ratio" and "total debt net of cash" as measures to analyze operating performance, leverage and liquidity. "Adjusted funds flow" is calculated as cash flow generated from operating activities but before changes in non-cash operating working capital and asset retirement obligation expenditures. "Adjusted net income" is calculated as net income adjusted for unrealized derivative instrument gain/loss, unrealized foreign exchange gain/loss, the tax effect of these items and the impact of statutory changes to the Company's corporate tax rate. "Net debt to adjusted funds flow ratio" is calculated as total debt net of cash and cash equivalents, divided by a trailing 12 months of adjusted funds flow. "Total debt net of cash" is calculated as senior notes plus any outstanding bank credit facility balance, minus cash and cash equivalents. Calculation of these terms is described in Enerplus' MD&A under the "Non-GAAP Measures" section.

Enerplus believes that, in addition to net earnings and other measures prescribed by U.S. GAAP, the terms "adjusted funds flow", "adjusted net income", "net debt to adjusted funds flow", and "total debt net of cash" are useful supplemental measures as they provide an indication of the results generated by Enerplus' principal business activities. However, these measures are not measures recognized by U.S. GAAP and do not have a standardized meaning prescribed by U.S. GAAP. Therefore, these measures, as defined by Enerplus, may not be comparable to similar measures presented by other issuers. For reconciliation of these measures to the most directly comparable measure calculated in accordance with U.S. GAAP, and further information about these measures, see disclosure under "Non-GAAP Measures" in Enerplus' First Quarter 2020 MD&A.

Electronic copies of Enerplus Corporation's First Quarter 2020 MD&A and Financial Statements, along with other public information including investor presentations, are available on its website at www.enerplus.com. Shareholders may, upon request, receive a printed copy of the Company's audited financial statements at any time.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

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%CIK: 0001126874

For further information: Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 06:00e 08-MAY-20